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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            September 28 and 29, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 2 OF 4 PAGES


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yvonne M. Huson
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         225,321 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           70,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,068,309 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    70,000 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,138,309
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     28.91%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 3 OF 4 PAGES


         This Amendment No. 3 amends the Schedule 13D dated October 12, 1999, ("Schedule 13D"), the Amendment No. 1 dated June 4, 2000, (the "First Amendment"), and the Amendment No. 2 dated July 22, 2000, (the "Second Amendment") of Yvonne M. Huson with respect to her ownership, as Trustee of the Richard S. Huson Revocable Trust U/T/A dated 9/4/98 (the "Revocable Trust"), of the common stock, $.001 par value, ("Common Stock") of VendingData Corporation, a Nevada corporation ("Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D or the First or Second Amendments.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The filing of this Amendment No. 3 to Schedule 13D is a result of the nullification of the Revocable Trust's September 2, 1999, sale of 30,000 shares of Common Stock. Additionally this Amendment No. 3 reports the transfer of 97,116 shares of Common Stock to the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (the "GST Exempt Trust"), as well as the transfer of 33,013 shares of Common Stock to the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (the "Marital Trust"). Ms. Huson serves as Trustee of both the GST Exempt Trust and the Marital Trust, as well as Trustee of the Revocable Trust.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         YVONNE M. HUSON             PRESENTLY OWNED               PERCENTAGE(5)
         ---------------             ---------------               -------------

         Sole Voting Power               225,321(1)                   2.07 %

         Shared Voting Power              70,000(2)                    .64 %

         Sole Dispositive Power        3,068,309(3)                  28.26 %

         Shared Dispositive Power         70,000(2)                    .64 %

         Total Beneficial Power        3,138,309(4)                  28.91 %

----------------

(1) This amount represents 97,116 shares of Common Stock held by the GST Exempt Trust, 33,013 shares of Common Stock held by the Marital Trust, 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.

(2) This amount represents 70,000 shares of Common Stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.

(3) This amount represents 2,842,988 shares of Common Stock held by the Revocable Trust, 97,116 shares of Common Stock held by the GST Exempt Trust, 33,013 shares of Common Stock held by the Marital Trust, 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.

(4) This amount represents 2,842,988 shares of Common Stock held by the Revocable Trust, 70,000 shares of Common Stock held by Tower Rock Partners, LLC, 97,116 shares of Common Stock held by the GST Exempt Trust, 33,013 shares of Common Stock held by the Marital Trust, 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.

(5) These percentages reflect the percentage share ownership with respect to 10,854,801 shares, the number of shares of Common Stock outstanding as of September 30, 2000.

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                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 4 OF 4 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 4, 2000


                                        /s/ Stacie L. Brown
                                        ----------------------------------------
                                        Stacie L. Brown, Attorney-In-Fact for
                                        Yvonne M. Huson, Trustee of the Richard
                                        S. Huson Revocable Trust U/T/A dated
                                        9/4/98, Trustee of the Richard S. Huson
                                        GST Exempt Trust U/T/A dated 9/4/98, and
                                        Trustee of the Richard S. Huson Marital
                                        Trust U/T/A dated 9/4/98




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).